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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Precision Steel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Wo Hing Li
123 Laodong Road, Xuhang Town
Jiading District, Shanghai, PRC 201809
+852-2543-8223
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16941J 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wo Hing Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of	7.	21,374,050	Sole Voting Power
Shares Bene-ficially by	8.	0	Shared Voting Power
Owned by Each	9.	21,374,050	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,374,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11) 46.6% (See Note 1)
14.	Type of Reporting Person (See Instructions): IN

Note 1: This percentage assumes that there are 45,896,288 shares of common stock outstanding. The Issuer’s Current
Report on Form 8-K, dated October 15, 2007, discloses that the Issuer had 38,796,288 shares of common stock outstanding. The Issuer’s Current Report on Form 8-K, dated November 6, 2007, discloses that an additional 7,100,000 shares of common stock were issued and outstanding. The Reporting Person assumes that the sum of these amounts
(45,896,288 shares) is the number of shares of common stock outstanding.

CUSIP No. 16941J 10 6

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Commission on January 5, 2007, and as amended on May 25, 2007, by Wo Hing Li, an individual, with respect to the common stock, par value $.001 per share, of China Precision Steel, Inc., a Colorado corporation (the “Issuer”). The address of the Issuer’s principal executive office is: 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong, People's Republic of China.

ITEM 5. Interest in Securities of the Issuer

a.
As of the date this Statement is filed with the Commission, the Reporting Person owns 21,374,050 shares or 46.6% of the Issuer’s outstanding common stock, par value $0.001 per share. This percentage assumes that there are 45,896,288 shares of common stock outstanding.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

c.
On October 15, 2007, the Issuer cancelled and rescinded 771,060 shares of the Issuer’s common stock then held by the Reporting Person in accordance with the Debt Reduction Agreement, dated February 13, 2007, as amended, incorporated herein by reference to the Issuer's Current Reports on Form 8-K, dated February 13, 2007 and February 16, 2007 and in conjunction with certain post-closing adjustments required to eliminate the $2,590,763 reflected on the June 30, 2007 audited financial statements as amounts due from directors.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

/s/ Wo Hing Li
Wo Hing Li